===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,       January                                        2006
                        -----------------------------------------    ----------
Commission File Number  000-14620
                        -----------------------------------------    ----------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                    Form 40-F      X
                        ------------                 -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                          No      X
                   -------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1           Press Release dated January 10, 2006.

         2           Press Release dated January 11, 2006.

                                                                     DOCUMENT 1

[CRYSTALLEX GRAPHIC OMITTED]


For Immediate Release
January 10, 2006


              Crystallex announces appointment of Dan Hamilton as Chief Financial Officer upon the retirement of Borden Rosiak


TORONTO, ONTARIO, January 10, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) announced today that Dan Hamilton, currently Vice-President and Controller of the Company since 2003, has been appointed Chief Financial Officer of the Company upon the retirement of Borden Rosiak, both effective January 31, 2006. Mr. Rosiak will be available to the Company as an advisor on financial matters going forward.

Todd Bruce, President and CEO of Crystallex commented, "Borden has been with Crystallex since 2002 and over that period has made an outstanding contribution to the success of the Company. Although we are very sorry to see Borden leave, we recognize his desire to pursue personal interests. I am very pleased that we will continue to have access to Borden on financial matters and wish him the very best for the future. Borden has built an excellent finance team at the Company, and the appointment of Dan Hamilton as Chief Financial Officer ensures that we will have a smooth transition when Borden retires."

Mr. Rosiak added, "Crystallex has moved forward significantly during my time with the Company and stands poised to continue to do so as it completes the Las Cristinas permitting process in Venezuela. I would like to stress that my decision to retire was made for personal reasons. I have spent the past several years working closely with Dan Hamilton, and am confident that the financial and reporting affairs of the Company are in very good hands."

Dan Hamilton is a Chartered Accountant, who received his designation while with Ernst and Young in 1982. Mr. Hamilton has over 20 years of progressive post-qualification experience in Accounting and Finance roles. Prior to joining Crystallex, Mr. Hamilton was VP Group Controller of AMEC Inc, a multi national construction and engineering firm. Mr. Hamilton has also had senior management positions as Controller with various multi million dollar companies including, Agra Monenco Inc., Noranda Inc. and Noranda Minerals Inc. Mr. Hamilton received his B. Comm and B. Admin from the University of Ottawa. Mr. Hamilton has also served as Treasurer of the Ontario Mining Association.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                     DOCUMENT 2

[CRYSTALLEX GRAPHIC OMITTED]


For Immediate Release

                                                               January 11, 2006


TORONTO, ONTARIO, January 11, 2006 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has delivered a draw down notice to Azimuth Opportunity, Ltd. under the terms of its purchase agreement with respect to its previously announced equity draw down facility. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing start date), the draw down pricing start date will occur not later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

A pricing supplement setting out, among other things, the number of shares issued to Azimuth pursuant to the exercise of the draw down and the purchase price per share will be filed on SEDAR within two business days after the end of the draw down pricing period.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                         --------------------------------------
                                                     (Registrant)

Date:   January 11, 2006                 By: /S/ TODD BRUCE
        -------------------------            ----------------------------------
                                             Name:   Todd Bruce
                                             Title:  Chief Executive Officer